Exhibit 12.2

Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Millions)	2002	2001	2000	1999	1998	2003 3 Months	2002 3 Months
EARNINGS							
Earnings on common stock	$83.1	$80.6	$70.4	$67.1	$54.1	$23.9	$25.3
Federal and state income taxes	46.8	43.9	40.1	38.0	29.5	14.5	14.9
Net pretax income	129.9	124.5	110.5	105.1	83.6	38.4	40.2
Fixed charges	41.2	39.3	37.7	33.6	29.1	10.1	10.4
Subtract preference dividend requirement	4.8	4.7	4.8	4.8	4.7	1.3	1.3
Total earnings as defined	$166.3	$159.1	$143.4	$133.9	$108.0	$47.2	$49.3
FIXED CHARGES							
Interest on long-term debt, including related amortizatic	$27.2	$24.1	$21.6	$21.9	$20.4	$7.4	$6.9
Other interest	7.9	9.2	10.1	5.6	2.8	1.1	1.9
Interest factor applicable to rentals	1.3	1.3	1.2	1.3	1.2	0.3	0.3
Fixed charges before preferred dividend requirement	$36.4	$34.6	$32.9	$28.8	$24.4	$8.8	$9.1
Ratio of earnings to fixed charges	4.6	4.6	4.4	4.6	4.4	5.4	5.4
Preferred dividends (grossed up) (see below)	$4.8	$4.7	$4.8	$4.8	$4.7	$1.3	$1.3
Total fixed charges including preferred dividend	$41.2	$39.3	$37.7	$33.6	$29.1	$10.1	$10.4
Ratio of earnings to fixed charges and preferred divide	4.0	4.0	3.8	4.0	3.7	4.7	4.8
PREFERRED DIVIDEND CALCULATION:							
Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1	$0.8	$0.8
Tax rate	35.0%	34.4%	35.3%	35.2%	34.1%	36.7%	36.1%
Preferred dividends (grossed up)	$4.8	$4.7	$4.8	$4.8	$4.7	$1.3	$1.3